J.P.Morgan

J.P. Morgan Structured Investments



The J.P. Morgan Balanced Capital Strength Index 8.5%

August 2014 Strategy Guide

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

Investing in CDs linked to the J.P. Morgan Balanced Capital Strength Index 8.5% (the "**Index**") is not equivalent to a direct investment in the Index or index that forms a part of the Index.

Investments in CDs linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This strategy guide contains market data from various sources other than us and our affiliates, without independent verification. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the CDs mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Any historical composite performance records included in this presentation are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the Index included in this presentation. No representation is being made that the Index will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Back-testing and other statistical analysis material that is provided in this document use simulated analysis and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence. For time periods prior to the launch of any ETF included in the Index, the hypothetical back-testing uses alternative performance information derived from a related fund, rather than performance information for such ETF.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the CDs linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in CDs or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC, or JPMS, is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Overview

The J.P. Morgan Balanced Capital Strength Index 8.5% (the "**Index**") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the Capital Strength Total Return Index, the PIMCO Total Return Exchange Traded Fund and a Cash Constituent while seeking to maintain a Target Volatility of 8.5%. The Index is subject to a fee and deduction as described below.

Key features of the Index include:

- The Index has three constituents (the "**Basket Constituents**"):
  - The Capital Strength Total Return Index (the "**Equity Constituent**").
  - The PIMCO Total Return Exchange Traded Fund (the "**Bond Constituent**").
  - A synthetic deposit, bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates that is intended to track the overnight rate of return of a notional position in a 3-month time-deposit in the U.S. dollar (the "**Cash Constituent**").

- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the blended LIBOR rate used to calculate the Cash Constituent.

- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituent (together, the "**Target Constituents**") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.

- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the lowest annualized realized volatility (the "**Minimum Variance Portfolio**") and scale up or down the exposure of each Target Constituent to this Minimum Variance Portfolio so as to have a realized volatility less than or equal to the Target Volatility, and allocate the remaining exposure to the Cash Constituent.

- The Index was established on April 30, 2014.

- Published on Bloomberg under the ticker JPUSBLCS <Index>.

The table and graph on the following page illustrate the performance of the Index based on the hypothetical back-tested closing levels from February 20, 2007 through April 29, 2014 and actual performance from April 30, 2014 to August 15, 2014. Based on the hypothetical back-tested and historical performance, the Index realized annualized returns of 9.65% per annum over the period. The "hypothetical excess return version" of an asset refers to a hypothetical index constructed from the returns of such asset with the returns of the Cash Constituent deducted. The hypothetical excess return versions of the S&P 500 Index and the Barclays Aggregate Bond Index will be referred to as the "**S&P 500 Index (Excess Return)**" and "**Barclays Aggregate Bond Index (Excess Return)**", respectively. There is no guarantee that J.P. Morgan Balanced Capital Strength Index 8.5% will outperform the S&P 500 Index (Excess Return) or the Barclays Aggregate Bond Index (Excess Return) during the term of your investment in CDs linked to the Index.

Hypothetical and Historical Performance

Hypothetical Comparison of the J.P. Morgan Balanced Capital Strength Index 8.5% (February 20, 2007 to August 15, 2014)			
	J.P. Morgan Balanced Capital Strength Index 8.5%	S&P 500® Index (Excess Return)	Barclays Aggregate Bond Index (Excess Return)
12 Month Return	**14.86%**	19.70%	5.27%
3 Year Return (Annualized)	**13.88%**	19.44%	2.33%
5 Year Return (Annualized)	**13.18%**	16.69%	4.06%
Return Since Inception (Annualized)	**9.65%**	4.49%	3.35%
Volatility Since Inception (Annualized)	**8.01%**	22.83%	3.93%
Sharpe Ratio	**1.21**	0.20	0.85

Source: Bloomberg and J.P. Morgan. Data as of August 15, 2014. **Please see notes immediately following the graph below.**

Hypothetical Performance of the J.P. Morgan Balanced Capital Strength Index 8.5% (February 20, 2004 to August 15, 2014)



Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to April 30, 2014, all levels provided in the graph and table above prior to such date are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see **"***Important Information***"** at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the period from February 20, 2007 through August 15, 2014.

Sharpe Ratio means the Return Since Inception divided by the annualized volatility which is also determined over the same time period.

Index Description

On a daily basis the Index dynamically adjusts the Basket Constituent allocations:

- On a daily basis, the Index seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituent with a **historic volatility of 8.5%.**



- Each Target Constituent is subject to a minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.

- In order to identify the portfolio used to calculate the index level on each day, two portfolios are initially constructed based on historical volatility data of the Target Constituents over a short- and long-term measurement period:

    - one portfolio is identified for the short-term measurement period, which is approximately 17 days

    - one portfolio is identified for the long-term measurement period, which is approximately 33 days



  - Each measurement period may have up to two possible portfolios that satisfy the target volatility (*see the three scenarios to the right*). For each measurement period:

      - If two portfolios are eligible, the Index will choose the portfolio with the **higher weighted** Equity Constituent.

      - If only one portfolio is eligible, the Index will choose such portfolio.

      - If no portfolio satisfies the target volatility, the Index calculates the combination of the Equity Constituent and the Bond Constituent that would have had the lowest annualized realized volatility (the "**Minimum Variance Portfolio**"), then



    scales up or down, as applicable, the resulting weight of each Target Constituent by the ratio of the Target Volatility/Realized Volatility of such portfolio and assigns the remaining weight to the Cash Constituent. The resulting portfolio would have an annualized realized volatility less than or equal to the target volatility.

- Once the Index has identified a portfolio for each of the short- and long-term measurement periods, the Index will select the reference portfolio that has the **lower weighted** Equity Constituent, and use such portfolio to calculate the level of the index for such day based on the aggregate weighted returns of the constituents included in the portfolio selected for such day, less the daily deduction of the fee and borrowing cost.

Basket Constituents

1) The Capital Strength Total Return Index

The Capital Strength Total Return Index is an equal-dollar weighted index and is composed of 50 U.S. securities selected objectively based on cash on hand, debt ratios and volatility that satisfy the following criteria:

- member of NASDAQ US Benchmark Index (NQUSB);
- minimum three-month average daily dollar trading volume of $5 million;
- in the top 500 securities by float adjusted market capitalization after meeting the above criteria;
- at least $1 billion in cash or short term investments;
- long-term debt to market capitalization ratio that is less than 30%;
- return on equity that is greater than 15%;
- issuer not currently in bankruptcy proceedings; and
- has not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the Capital Strength Total Return Index


Begin With the NASDAQ US Benchmark Index
Largest 500 companies with a minimum three-month average trading volume of $5 million
> $1 Billion in Cash
Long-Term Debt to Market Cap < 30%
Return on Equity > 15%
Top 50 companies with the lowest combined short and long term volatility scores are selected
Maximum weight of 30% in any one Industry Classification Benchmark industry

The Capital Strength Index℠

Securities are evaluated on a quarterly basis:

- Eligible securities are ranked by a combined short term (90 day) and long term (260 day) realized volatility.
- The 50 eligible securities with the lowest combined volatility score are selected
- If any single industry has a weight greater than 30%, the highest ranking security by volatility will be removed and replaced with the next eligible security from a different industry

Published on Bloomberg under the ticker **NQCAPSTT <Index>**.

2) The PIMCO Total Return Exchange Traded Fund

The PIMCO Total Return Exchange Traded Fund ("**BOND**") is a diversified portfolio of primarily high quality bonds that is actively managed in an effort to maximize return in a risk-controlled framework. BOND invests primarily in investment grade debt securities, and discloses all portfolio holdings on a daily basis. The average portfolio duration normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Bond Index, and the fund may not invest in options, futures or swaps. The fund offers a core bond strategy that is designed to capitalize on opportunities across multiple sectors of the fixed income market.

Published on Bloomberg under the ticker **BOND <Equity>**.

3) Cash Constituent

The Cash Constituent of the Index earns interest daily at a blended rate, which is a composite rate of interest determined based on the 3-month and 2-month LIBOR rates that is intended to track the overnight rate of return of a notional position in a 3-month time deposit in the U.S. dollar.

3-month LIBOR is published on Bloomberg under **US0003M <Index>** and 2-month LIBOR is published on Bloomberg under **US0002M <Index>**.

Correlation Analysis

As illustrated in the table below, equities (as represented by the S&P 500 Index) and bonds (as represented by the Barclays Capital Aggregate Index) have historically displayed negative correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described above, the J.P. Morgan Balanced Capital Strength Index 8.5% can dynamically allocate between the Basket Constituents in response to the changes in the market environment. In periods of lower market volatility, the Index will generally be allocated more to the Equity Constituent, moving into the Bond Constituent in periods of elevated market stress, and finally into the Cash Constituent in times of extreme market stress. The hypothetical correlations below illustrate that returns of the Index have historically not been highly correlated to either bonds or equities.

Summary of hypothetical correlations for the J.P. Morgan Balance Capital Strength Index 8.5% (February 20, 2007 – August 15, 2014)			
	J.P. Morgan Balanced Capital Strength Index 8.5%	S&P 500® Index (Excess Return)	Barclays U.S. Aggregate Bond Index (Excess Return)
J.P. Morgan Balanced Capital Strength Index 8.5%	100%	71.02%	-11.02%
S&P 500® Index (Excess Return)		100%	-32.02%
Barclays Aggregate Index (Excess Return)			100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily hypothetical back-tested and historical returns. **Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above.** Because the Index did not exist prior to April 30, 2014, all data provided in the graph and table above based on levels prior to such date are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see **"***Important Information***"** at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns. The correlations shown above are for informational purposes only.

Hypothetical historical allocations

The graph below illustrates the hypothetical historical allocation to the Basket Constituents over time. The following graph shows the hypothetical average weight allocated to each constituent over the time period.

Hypothetical allocations (February 20, 2007 to August 15, 2014)


Equity Weight
Fixed Income Weight
Cash Weight
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
16-Feb-07
16-Feb-08
16-Feb-09
16-Feb-10
16-Feb-11
16-Feb-12
16-Feb-13
16-Feb-14

Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the J.P. Morgan Balanced Capital Strength Index 8.5% and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during your investment in CDs linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those in the hypothetical historical allocations contained in this hypothetical backtest. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Average Allocations

February 2007 to August 2014


0.11%
Equity Wt
Fixed Income Wt
Cash Wt
43.53%
56.36%

August 2013 to August 2014


0%
33%
Equity Wt
Fixed Income Wt
Cash Wt
67%

Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during the term of your investment in CDs linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "*Important Information*" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks Associated with the Index

THE INDEX IS SUBJECT TO THE NEGATIVE IMPACT OF AN INDEX FEE AND A BORROWING COST — One way in which the Index may differ from a typical index is that its level will include the deduction from the performance of the Baskets Constituents of an index fee of 0.50% per annum and a borrowing cost calculated based on the relevant LIBOR rates. The index fee and borrowing cost will be deducted daily. As a result of the deduction of the index fee and borrowing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted.

THE INDEX MAY NOT ACHIEVE ITS TARGET VOLATILITY— No assurance can be given that the actual realized volatility of the Index will be at its target level of 8.5%. The allocation of exposures of the Index to its Target Constituents on any given day is based on the observed historical volatilities and correlation of the Target Constituents over specified measurement periods and is subject to a maximum exposure limit. That is, the weights of the Target Constituents are adjusted on a daily basis so that the historical volatility of the Index would be less than or equal to its target volatility. Because the Target Constituents are given weights in the Index based on their historical volatilities and correlation, and because the volatility of a Target Constituent and its correlation with the volatility of the other Target Constituent at any time may change rapidly and differ significantly from their historical levels, there can be no assurance that the weights given to the Target Constituents in the Index will result in the Index realizing an actual volatility equal to its target volatility level. The actual realized volatility of the Index could be significantly greater or less than its target volatility level.

THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO ITS TARGET CONSTITUENTS WILL VARY— In an effort to achieve its target volatility level on a daily basis, the Index adjusts its exposure to its Target Constituents daily based on the historical volatilities and correlation of the Target Constituents over specified measurement periods, subject to a maximum exposure limit of 100%. On each day, the Index will first attempt to select a reference portfolio consisting solely of the Target Constituents, which would have had an annualized realized volatility equal to its target volatility. Failing that, the Index will then attempt to select a combination of the Target Constituents that would have had the lowest realized volatility. When the combined measure of the historical volatility of the Target Constituents is greater than the target volatility, the Index will reduce its exposure to the Target Constituents and allocate the relevant amount of exposure to the Cash Constituent. When the historical volatility is less than the target volatility, the Index will increase its exposure to the Target Constituents, subject to the maximum exposure of 100%. The Index's exposure to each of its Target Constituents may vary between 0% and the maximum exposure of 100%.

THE INDEX MAY BE PARTIALLY UNINVESTED — When the exposure of the Index to its Target Constituents is less than 100% on any day, a portion of the Index will be uninvested in the Target Constituents and the Index will realize only a portion of any gains due to price appreciation of the Target Constituents, with the remainder allocated to the Cash Constituent. For example, if the Index's daily combined exposure to the Target Constituents is set at 70% on any day, 30% of the synthetic portfolio will be uninvested in the Target Constituents and will be allocated to the Cash Constituent. As a result, the Index may underperform a similar index that does not include a daily exposure adjustments feature.

THE INDEX MAY SIGNIFICANTLY UNDERPERFORM ITS EQUITY CONSTITUENT — The Index is designed to allocate its exposure between its Equity Constituent and Bond Constituent in a manner that results in the Index maintaining its target volatility level. It is not possible to predict the level of exposure that the Index will have to either Target Constituent over any given period of time. However, the Index will likely have less, and possibly significantly less, than 100% exposure to its Equity Constituent over any given period of time. Consequently, if the Equity Constituent increases in value over the applicable period, the

Index will likely underperform the Equity Constituent, possibly significantly, over the same period if its Bond Constituent declines or does not increase in value to the same extent over that period. If the Equity Constituent and the Bond Constituent are negatively correlated and the Index has relatively high exposure to the Bond Constituent and relatively low exposure to the Equity Constituent, the Index may experience a significant negative performance even as the Equity Constituent rises.

THE EXPOSURE OF THE INDEX TO ITS BOND CONSTITUENT MAY BE GREATER, PERHAPS SIGNIFICANTLY GREATER, THAN ITS EXPOSURE TO ITS EQUITY CONSTITUENT — The Index aims to track the weighted performance of two Target Constituents, an Equity Constituent and a Bond Constituent. Although the Index is designed to allocate as much exposure to the Equity Constituent as is possible while maintaining a target volatility level, the Index may in fact have significant exposure for an extended period of time to the Bond Constituent, and that exposure may be greater, perhaps significantly greater, than its exposure to the Equity Constituent. The Index is more likely to have greater exposure to the Bond Constituent than to the Equity Constituent where the observed historical volatility of the Equity Constituent is significantly greater than the Index's target volatility level, the observed historical volatility of the Bond Constituent is near the target volatility level and the Target Constituents have a positive correlation. In that circumstance, if the Target Constituents have a high positive correlation, the Index's exposure to the Bond Constituent is likely to be significantly greater than its exposure to the Equity Constituent. If the Index has greater exposure to its Bond Constituent than to its Equity Constituent, then the Index's returns will be influenced by the returns of the Bond Constituent to a greater extent than by the returns of the Equity Constituent. However the returns of the Bond Constituent may be significantly lower than the returns of the Equity Constituent, and possibly even negative while the returns of the Equity Constituent are positive.

THE INDEX MAY HAVE SIGNIFICANT EXPOSURE TO ITS CASH CONSTITUENT — On any day when the Index cannot identify a reference portfolio consisting solely of the Target Constituents, which would have had an annualized realized volatility equal to its target volatility, it will attempt to identify a minimum variance portfolio of the Target Constituents that has the lowest realized volatility. Once that minimum variance portfolio is obtained, the Index will scale down the weight of each of the Target Constituents within the minimum variance portfolio by the ratio of its target volatility level to the annualized realized volatility level of the minimum variance portfolio, subject to the minimum exposure of 0%. As a result, after allocating the remaining weight to the Cash Constituent, the reference portfolio consisting of all three Constituents would have an annualized realized volatility calculated in respect of that day less than or equal to the target volatility level. The Index's exposures to its Equity Constituent, Bond Constituent and Cash Constituent in aggregate would then equal the maximum exposure. Accordingly, after scaling down the exposures to the two Target Constituents to adjust the reference portfolio's volatility level, the difference between the maximum exposure of the Index and the sum of the exposures to the two Target Constituents is the exposure allocated to the Cash Constituent. The Index may have a significant exposure to its Cash Constituent on any given day, and as a result, the Index will realize only a portion of any gains due to price appreciation of the Target Constituents.

OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL—The policies and judgments of JPMS plc could have an impact, positive or negative, on the Index. JPMS plc is under no obligation to consider the interests of investors in CDs linked to the Index.

OTHER KEY RISKS:

- The Index may not be successful and may not outperform any alternative strategy.

- The Index comprises notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

- The Index was established on April 30, 2014 and therefore has limited operating history.

- You should review carefully the related "Risk Factors" section in the relevant disclosure statement and the "Selected Risk Considerations" in the relevant term sheet.